                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549


                                   FORM 11-K

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 For the fiscal year ended December 31, 1993

                          COMMISSION FILE NO. 1-7410


               MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                            One Mellon Bank Center
                               500 Grant Street
                          Pittsburgh, PA  15258-0001

            (Full title of the Plan and the address of the Plan)



                           MELLON BANK CORPORATION
                            One Mellon Bank Center
                               500 Grant Street
                          Pittsburgh, PA  15258-0001


                   (Name of the issuer of the securities
                      held pursuant to the Plan and the
                 address of its principal executive office)

[Logo of KPMG Peat Marwick]


                 MELLON BANK CORPORATION
                 RETIREMENT SAVINGS PLAN

                 Financial Statements and Schedules

                 December 31, 1993 and 1992

                 (With Independent Auditors' Report Thereon)

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                  Index to Financial Statements and Schedules

                          December 31, 1993 and 1992

                               Table of Contents



                                                                    Page
                                                                    ----

Independent Auditors' Report                                           1

Financial Statements:
 Statements of Net Assets Available for Plan Benefits                2 - 3
 Statements of Changes in Net Assets Available for Plan Benefits     4 - 5
 Notes to Financial Statements                                       6 - 12

Schedule 1 - Assets Held for Investment Purposes                       13
Schedule 2 - Reportable Transactions                                   14

Note: All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure have been omitted because there is no information to report.

[Logo of KPMG Peat Marwick]


                         Independent Auditors' Report


Corporate Benefits Committee
Mellon Bank Corporation:


We have audited the accompanying statements of net assets available for plan benefits of the Mellon Bank Corporation Retirement Savings Plan as of
December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Mellon Bank Corporation Retirement Savings Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                   /s/ KPMG Peat Marwick

May 27, 1994

               MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

             Statement of Net Assets Available for Plan Benefits

                              December 31, 1993



                                                                           Trust Funds
                                                             --------------------------------------------     Employer
                                               Total         Income      Bond        Stock       Balanced    Stock Fund   Loan Fund
                                               -----         ------      ----        -----       --------    ----------   ---------
            Assets
            ------
Investments, at fair value
 (cost $217,353,972):
  Collective trust funds                       $213,966,176  66,672,021  18,595,308  64,186,703  64,499,960      12,184          --
  Mellon Bank Corporation common stock           53,339,995          --          --          --          --  53,339,995          --
  Loans to participants                           7,986,382          --          --          --          --          --   7,986,382
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Total investments                     275,292,553  66,672,021  18,595,308  64,186,703  64,499,960  53,352,179   7,986,382
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------


Contributions receivable:
  Employer matching contributions                 1,564,794          --          --          --          --   1,564,794          --
  Employer contributions made pursuant to
    employee salary reduction agreements            989,352     186,952     101,513     346,788     354,099          --          --
                                              -------------  ----------  ----------  ----------  ----------  ----------   ---------
          Total contributions receivable          2,554,146     186,952     101,513     346,788     354,099   1,564,794          --

Interest and dividends receivable                   333,791      20,110         253         685     154,005           3     158,735
Due from broker for securities sold                  13,321          --          --          --          --      13,321          --
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Total assets                          278,193,811  66,879,083  18,697,074  64,534,176  65,008,064  54,930,297   8,145,117
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------

          Liabilities
          -----------
Due to broker for securities purchased              735,196          --          --     729,653          --       5,543          --
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Net assets available for plan
            benefits (note 7)                  $277,458,615  66,879,083  18,697,074  63,804,523  65,008,064  54,924,754   8,145,117
                                               ============  ==========  ==========  ==========  ==========  ==========   =========

See accompanying notes to financial statements.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1992


                                                                           Trust Funds
                                                             --------------------------------------------     Employer
                                               Total         Income      Bond        Stock       Balanced    Stock Fund   Loan Fund
                                               -----         ------      ----        -----       --------    ----------   ---------
            Assets
            ------
Investments, at fair value
 (cost $194,635,778):
  Collective trust funds                       $190,811,788  74,596,044  14,994,676  52,219,439  48,996,269       5,360          --
  Mellon Bank Corporation common stock           48,903,630          --          --          --          --  48,903,630          --
  Loans to participants                           7,774,342          --          --          --          --          --   7,774,342
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Total investments                     247,489,760  74,596,044  14,994,676  52,219,439  48,996,269  48,908,990   7,774,342
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
Contributions receivable:
  Employer matching contributions                   527,004          --          --          --          --     527,004          --
  Employer contributions made pursuant to
    employee salary reduction agreements            672,205     185,663      51,564     176,307     258,671          --          --
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Total contributions receivable          1,199,209     185,663      51,564     176,307     258,671     527,004          --

Interest and dividends receivable                   236,568      22,924         167         281     139,928          --      73,268
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Total assets                          248,925,537  74,804,631  15,046,407  52,396,027  49,394,868  49,435,994   7,847,610
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------

          Liabilities
          -----------

Excess contributions payable to
 plan participants (note 5)                         310,822      57,448      15,497      74,863      74,776      88,238          --
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Net assets available for plan
            benefits (note 7)                  $248,614,715  74,747,183  15,030,910  52,321,164  49,320,092  49,347,756   7,847,610
                                               ============  ==========  ==========  ==========  ==========  ==========   =========

See accompanying notes to financial statements.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                     For the Year Ended December 31, 1993



                                                                           Trust Funds
                                                             --------------------------------------------     Employer
                                               Total         Income      Bond        Stock       Balanced    Stock Fund   Loan Fund
                                               -----         ------      ----        -----       --------    ----------   ---------
Contributions:

  Employer matching contributions              $  8,558,740          --          --          --          --   8,558,740          --
  Employer contributions made pursuant to
    employee salary reduction agreements         21,708,482   4,695,316   2,016,633   7,156,711   7,839,822          --          --
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Total contributions                    30,267,222   4,695,316   2,016,633   7,156,711   7,839,822   8,558,740          --

Investment income:
  Dividends from Mellon Bank Corporation
    common stock                                  1,450,785          --          --          --          --   1,450,785          --
  Net realized gain (loss) and unrealized
    appreciation (depreciation) on Mellon
    Bank Corporation common stock                   265,775          --          --          --          --     265,775          --
  Collective trust funds income                   4,290,275   2,225,396      15,925      52,467   1,996,187         300          --
  Net realized gain (loss) and unrealized
    appreciation (depreciation) on collective
    trust funds                                  10,673,595          --   1,670,543   5,480,408   3,522,644          --          --
  Interest income on loans to participants          908,390          --          --          --          --          --     908,390
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Total investment income                17,588,820   2,225,396   1,686,468   5,532,875   5,518,831   1,716,860     908,390

Participants' withdrawals                       (19,012,142) (6,857,042)   (941,657) (3,156,265) (2,960,414) (4,603,383)   (493,381)

Net transfers and other                                  --  (7,931,677)    904,720   1,950,037   5,289,642     (95,220)   (117,502)
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Net increase (decrease)                28,843,900  (7,868,007)  3,666,164  11,483,358  15,687,881   5,576,997     297,507

Net assets available for plan benefits
  (note 7):
    Beginning of year                           248,614,715  74,747,090  15,030,910  52,321,165  49,320,183  49,347,757   7,847,610
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
    End of year                                $277,458,615  66,879,083  18,697,074  63,804,523  65,008,064  54,924,754   8,145,117
                                               ============  ==========  ==========  ==========  ==========  ==========   =========

See accompanying notes to financial statements.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                     For the Year Ended December 31, 1992




                                                                           Trust Funds
                                                             --------------------------------------------     Employer
                                               Total         Income      Bond        Stock       Balanced    Stock Fund   Loan Fund
                                               -----         ------      ----        -----       --------    ----------   ---------
Contributions:
  Employer matching contributions              $  6,223,174          --          --          --          --   6,223,174          --
  Employer contributions made pursuant to
    employee salary reduction agreements         15,515,342   4,235,399   1,194,685   4,091,115   5,994,143          --          --
      Less excess contributions (note 5)            310,822      57,448      15,497      74,863      74,776      88,238          --
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Net salary reduction
            contributions                        15,204,520   4,177,951   1,179,188   4,016,252   5,919,367     (88,238)         --
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Total contributions                    21,427,694   4,177,951   1,179,188   4,016,252   5,919,367   6,134,936          --

Investment income:
  Dividends from Mellon Bank Corporation
    common stock                                  1,216,283          --          --          --          --   1,216,283          --
  Net realized gain (loss) and unrealized
    appreciation (depreciation) on Mellon
    Bank Corporation common stock                15,698,169          --          --          --          --  15,698,169          --
  Collective trust funds income                   4,849,848   3,012,217      11,070      34,016   1,792,369         176          --
  Net realized gain (loss) and unrealized
    appreciation (depreciation) on collective
    trust funds                                   5,281,132          --     911,397   3,670,941     698,794          --          --
  Interest income on loans to participants          888,235          --          --          --          --          --     888,235
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Total investment income                27,933,667   3,012,217     922,467   3,704,957   2,491,163  16,914,628     888,235
Participants' withdrawals                       (16,620,084) (8,794,912)   (853,227) (2,016,038) (2,292,379) (2,186,980)   (476,548)

Net transfers and other                            (278,682) (7,191,634)    136,955     (12,569)  6,538,217    (472,947)    723,296
                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
          Net increase (decrease)                32,462,595  (8,796,378)  1,385,383   5,692,602  12,656,368  20,389,637   1,134,983

Net assets available for plan benefits
 (note 7):
   Beginning of year                             216,152,120  83,543,561  13,645,527  46,628,562  36,663,724  28,958,119   6,712,627

                                               ------------  ----------  ----------  ----------  ----------  ----------   ---------
   End of year                                 $248,614,715  74,747,183  15,030,910  52,321,164  49,320,092  49,347,756   7,847,610
                                               ============  ==========  ==========  ==========  ==========  ==========   =========

See accompanying notes to financial statements.

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1993 and 1992


(1) Description of the Plan
    -----------------------

    The following description of the Mellon Bank Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    The Plan is administered by the Corporate Benefits Committee (the Committee), all of whose members are appointed by the Board of Directors of Mellon Bank Corporation (the Corporation). The Committee is the Named Fiduciary and the Plan Administrator. Administrative costs arising under the Plan are paid by the Corporation. The members of the Committee receive no remuneration from the Plan with respect to their service in such capacity. A separate committee, the Benefits Investment Committee, has been assigned certain fiduciary duties with respect to Plan investments. Mellon Bank, N.A. is the Trustee.

    The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of the Corporation. Effective May 31, 1993, employees of The Boston Company became eligible to participate in the Plan.

    Participants in the Plan may direct the investment of salary reduction contributions to any of four collective trust fund investments: the Income Fund, Bond Fund, Stock Fund and Balanced Fund. The Employer Stock Fund is maintained exclusively for investment of employer matching contributions. The Loan Fund is comprised of loans to participants.

    The rights of participants to their account balances, which include salary reduction, employer matching and employer discretionary contributions, are nonforfeitable. In the event the Plan is terminated, such account balances shall be distributed to the participants.

    Contributions
    -------------

    An eligible employee of the Corporation may become a participant in the Plan on the date of employment for the purposes of making employee salary reduction contributions or upon receipt of an employer matching or discretionary contribution.

    Salary reduction contributions may be made at a rate of one to sixteen percent of the employee's total compensation but may not exceed the annual limits prescribed by the tax laws ($8,994 in 1993 and $8,728 in 1992) and the nondiscrimination guidelines. Employees may change the rate of contribution or discontinue contributions at any time.

                                                                     (Continued)

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

    Each month, the Corporation makes a matching contribution to the Plan in an amount equal to fifty percent of the first 6% of each participant's salary reduction contribution, provided that the matching contribution shall not exceed $3,000 per year for any individual participant. The Corporation's matching contributions are made in the Corporation's common stock with a fair market value equal to the matching contribution. For this purpose, the fair market value of the stock is established using the average of the high and low prices of the stock as reported on the New York Stock Exchange composite stock tape for the last business day of the month for which the contribution is to be made.

    Distributions
    -------------

    Unless the participant elects otherwise, distribution of a participant's account balance occurs upon termination of employment but begins not later than the year in which the participant attains age seventy and one-half. The Plan also permits distributions in the event of the participant's permanent disability.

    Loans to Participants
    ---------------------

    Loans are made available to all requesting participants in amounts up to the lesser of $50,000 or one-half of the participant's account balance or that portion of the participant's account balance which is not invested in the Employer Stock Fund. Such loans are repaid in periodic installments through payroll deduction. Loan repayments of both principal and interest are invested by the Trustee among the available investment funds in the same proportions as the participant's salary reduction contributions are invested.

(2) Summary of Significant Accounting Policies
    ------------------------------------------

    Basis of Financial Statements
    -----------------------------
    The accompanying financial statements have been prepared on the accrual basis. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for plan benefits (note 7).

    Investments
    -----------

    Investments in common stock, traded on securities exchanges, are valued at the last reported sales price of such securities on the last business day of the Plan year. Investments in collective trust funds are valued at the net asset value of the respective funds on the last day of the Plan year.

    Purchases and sales of securities are reflected on a settlement-date accounting basis. Total recorded investment value on a settlement-date accounting basis does not materially differ from a trade-date accounting basis.

    In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for plan benefits.

                                                                     (Continued)

                    MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

    Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

(3) Investment Programs
    -------------------

    Mellon Bank, N.A., a subsidiary of the Corporation, acts as Trustee under a declaration of trust providing for the establishment, management, investment and reinvestment of the Plan's assets. The four funds listed below are the current investment options for salary reduction contributions. Any of these funds may be invested in short-term debt obligations of any nature or held in cash pending investment or distribution. The assets that comprise these funds may be invested in common, collective, group or pooled funds.

       (a) Income Fund
           -----------

           The purpose of this fund is to invest in short-term obligations paying a fixed rate of return and commonly referred to as money market securities.

       (b) Bond Fund
           ---------

           The purpose of this fund is to invest in any obligation, secured or unsecured, where the rate of return is fixed or determinable under the terms of the security. The types of securities in which the Bond Fund may invest include bonds, notes, mortgages and preferred stocks.

       (c) Stock Fund
           ----------

           The purpose of this fund is to invest in common stocks, convertible preferred stocks and bonds or other equity securities.

       (d) Balanced Fund
           -------------

           The purpose of this fund is to "balance" the expected higher long-term total returns of equity investments with the higher current income and lower expected volatility available through fixed income securities. The types of investments in which the Balanced Fund may invest include common stocks, securities convertible into common stocks, publicly-traded bonds, short-term money market investments, financial futures instruments, real estate, joint ventures and partnerships for the purposes of acquiring ownership.

                                                                     (Continued)

                 MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

    All salary reduction contributions are invested at the direction of the participant in one or more of the established funds or in any common, collective or investment company fund selected by the Benefit Investment Committee having a stated investment purpose consistent with the purposes of any of the investment funds under the Plan. However, no salary reduction contributions may be invested in the Employer Stock Fund.

    Employer matching and discretionary contributions are invested in the Corporation's common stock and held in the Employer Stock Fund.

    The Loan Fund represents a separate fund that is administered by the Trustee in connection with loans to participants of the Plan. Participants may borrow from their accounts a portion of their account balance. The amount of each loan is transferred from one or more of the investment funds in the same proportion that the participant's interest in such funds bears to the participant's aggregate interest in all such investment funds.

(4) Federal Income Taxes
    --------------------

    The Internal Revenue Service (IRS) issued its latest determination on May 11, 1993, which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code), and the related trust is exempt from tax under section 501(a) of the Code. The Plan and its underlying trust have since been amended to conform with current tax law changes. The amended Plan instruments have been submitted to the IRS for a letter of determination. In the opinion of the Plan administrator, the Plan and the related trust have operated in accordance with the terms of the Plan and in conformity with the applicable provisions of the Code. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.

(5) Distribution of Excess Contributions
    ------------------------------------

    It is the Corporation's intention to operate the Plan in accordance with the requirements of Code sections 401(k) and 401(m) which outline the application of the nondiscrimination test to salary reduction and employer matching contributions. It was determined that the Plan met the test for the 1993 plan year.

    In 1992, $310,822 of excess contributions were required to be distributed to certain highly compensated employees for the Plan to meet the test.

                                                                     (Continued)

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

(6) Investments
    -----------

    Investments of each fund as of December 31, 1993, were as follows:

                                                                                                  Market value
                                                             Number of                        --------------------
                                                              shares                          Per
        Fund                                                 or units       Cost              unit           Total
        ----                                                ---------       ----              ----           -----
Income Fund:
  EB Temporary Investment                                   66,672,021      $ 66,672,021      $  1.00        $ 66,672,021*

Bond Fund:
  EB MBA Government/Corporate Bond Index                        55,458        16,017,345       320.14          17,754,455*
  EB Temporary Investment                                      840,853           840,853         1.00             840,853
                                                                            ------------                     ------------
      Total Bond Fund                                                         16,858,198                       18,595,308

Stock Fund:
  EB Stock Index                                               151,710        36,203,270       408.12          61,916,113*
  EB Temporary Investment                                    2,270,589         2,270,590         1.00           2,270,590
                                                                            ------------                     ------------
      Total Stock Fund                                                        38,473,860                       64,186,703

Balanced Fund:
  EB Intermediate Bond                                         288,914        15,228,208        54.32          15,693,473*
  EB Stock                                                     438,904        33,992,035       102.04          44,784,269*
  EB Temporary Investment                                    4,022,218         4,022,218         1.00           4,022,218
                                                                            ------------                     ------------
      Total Balanced Fund                                                     53,242,461                       64,499,960

Employer Stock Fund:
  EB Temporary Investment                                       12,184            12,184         1.00              12,184
                                                                            ------------                     ------------
      Total collective trust funds                                           175,258,724                      213,966,176
                                                                            ------------                     ------------
Employer Stock Fund:
  Mellon Bank Corporation common stock                       1,006,415        34,108,866        53.00          53,339,995*

Loan Fund:
  Loans to participants                                             --         7,986,382           --           7,986,382
                                                                            ------------                     ------------
      Total investments                                                     $217,353,972                     $275,292,553
                                                                            ============                     ============

* Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

Each of the collective trust funds listed above are managed by the Trustee.


                                                                     (Continued)

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

Investments of each fund as of December 31, 1992, were as follows:

                                                                                                  Market value
                                                             Number of                        --------------------
                                                              shares                          Per
        Fund                                                 or units       Cost              unit           Total
        ----                                                ---------       ----              ----           -----
Income Fund:
  EB Temporary Investment                                   74,596,044      $ 74,596,044      $  1.00        $ 74,596,044*

Bond Fund:
  EB Composite Bond Index                                       50,141        13,180,424       288.21          14,450,899*
  EB Temporary Investment                                      543,777           543,777         1.00             543,777
                                                                            ------------                     ------------
      Total Bond Fund                                                         13,724,201                       14,994,676

Stock Fund:
  EB Stock Index                                               138,267        28,837,886       371.03          51,301,061*
  EB Temporary Investment                                      918,378           918,378         1.00             918,378
                                                                            ------------                     ------------
      Total Stock Fund                                                        29,756,264                       52,219,439

Balanced Fund:
  EB Intermediate Bond                                         179,657         9,262,214        53.41           9,595,151
  EB Stock                                                     363,265        26,535,481        93.44          33,942,672*
  EB Temporary Investment                                    5,458,446         5,458,446         1.00           5,458,446
                                                                            ------------                     ------------
      Total Balanced Fund                                                     41,256,141                       48,996,269

Employer Stock Fund:
  EB Temporary Investment                                        5,360             5,360         1.00               5,360
                                                                            ------------                     ------------
      Total collective trust funds                                           159,338,010                      190,811,788
                                                                            ------------                     ------------

Employer Stock Fund:
  Mellon Bank Corporation common stock                         922,710        27,523,426        53.00          48,903,630*

Loan Fund:
  Loans to participants                                             --         7,774,342           --           7,774,342
                                                                            ------------                     ------------
      Total investments                                                     $194,635,778                     $247,489,760
                                                                            ============                     ============

* Investments greater than 5% of net assets available for plan benefits at the end of the plan year.

Each of the collective trust funds listed above are managed by the Trustee.

                                                                     (Continued)

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

(7) Reconciliation of Financial Statements and Form 5500
    ----------------------------------------------------

    Benefits payable to withdrawing participants of $6,356,029 in 1993 and $393,580 in 1992 are included as a component of net assets available for plan benefits in the respective financial statements which differs from the basis used to prepare the Plan's Form 5500. Accordingly, reconciliations are presented below for the years ended December 31, 1993 and 1992:


           Reconciliation of Net Assets Available for Plan Benefits
           --------------------------------------------------------

                                                                    As reported
                                    As reported                     in financial
                                    in Form 5500     Adjustment      statements
                                    ------------     ----------     -----------
1993   Benefits payable             $  6,356,029     (6,356,029)             --
1992   Benefits payable                  393,580       (393,580)             --


    Reconciliation of Changes in Net Assets Available for Plan Benefits
    -------------------------------------------------------------------


                                                                    As reported
                                    As reported                     in financial
                                    in Form 5500     Adjustment      statements
                                    ------------     ----------     -----------
1993   Participant withdrawals      $ 24,974,591     (5,962,449)     19,012,142
       End of year - net assets
        available for plan benefits  271,496,166      5,962,449     277,458,615

1992   Participant withdrawals        17,013,664       (393,580)     16,620,084
       End of year - net assets
        available for plan benefits  248,221,135        393,580     248,614,715


                                                                    Schedule 1
                                                                    ----------

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                               EIN:  25-1233834

                               Plan Number:  001

Item 27(a) - Assets Held for Investment Purposes (at the end of the plan year)

                               December 31, 1993


Column A         Column B                        Column C                                         Column D           Column E
- - --------         --------                        --------                                         --------           --------
                Identity of issue, borrower,                                                                         Current
                  lessor or similar party        Description of investment                        Cost                value
                ----------------------------     -------------------------                        ----               -------
                                                   Common/collective trust funds
                                                   -----------------------------

*               Mellon Bank, N.A.                EB Temporary Investment                          $ 73,817,866       73,817,866
*               Mellon Bank, N.A.                EB Composite Bond Index                            16,017,345       17,754,455
*               Mellon Bank, N.A.                EB Stock Index                                     36,203,270       61,916,114
*               Mellon Bank, N.A.                EB Intermediate Bond                               15,228,208       15,693,472
*               Mellon Bank, N.A.                EB Stock                                           33,992,035       44,784,269
                                                                                                  ------------      -----------
                                                        Total common/collective trust funds        175,258,724      213,966,176

                                                           Common stock
                                                           ------------

*               Mellon Bank Corporation          Mellon Bank Corporation common stock               34,108,866       53,339,995
                                                                                                  ------------      -----------
                                                        Total common stock                          34,108,866       53,339,995

                                                               Loans
                                                               -----

*               Mellon Bank, N.A.                Loans to participants                               7,986,382        7,986,382
                                                                                                  ------------      -----------
                                                        Total loans                                  7,986,382        7,986,382
                                                                                                  ------------      -----------
                                                        Total investments                         $217,353,972      275,292,553
                                                                                                  ============      ===========

*  Party-in-interest

Note: The range of interest rates on loans to participants at December 31, 1993, was 11.74% to 13%, and the range of maturity dates was January 1, 1994, to December 31, 2003.

                                                                      Schedule 2
                                                                      ----------

                MELLON BANK CORPORATION RETIREMENT SAVINGS PLAN

                               EIN:  25-1233834

                               Plan Number:  001

                     Item 27(d) - Reportable Transactions

                         Year Ended December 31, 1993


Series Transactions, When Aggregated, Involving an Amount in Excess of Five Percent of the Current Value of Plan Assets


                                                                                     Total              Total
 Identity of                                               Number of   Number of   dollar value      dollar value    Net gain
party involved           Description of assets             purchases     sales     of purchases        of sales      or (loss)
- - --------------           ---------------------             ---------   ---------   ------------      ------------    ---------

Mellon Bank, N.A.-
  Trust Department       EB Temporary Investment Fund       512        221         $68,164,643       75,868,781         _


              Consent of Independent Certified Public Accountants
              ---------------------------------------------------


The Board of Directors
Mellon Bank Corporation:


We consent to incorporation by reference in the Prospectus to the Registration Statement (No. 33-23635) on Form S-8 of Mellon Bank Corporation of our report dated May 27, 1994, that is included in the Annual Report on Form 11-K of the Mellon Bank Corporation Retirement Savings Plan.


                                                        /s/ KPMG Peat Marwick


June 28, 1994

                                   Signature
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Mellon Bank Corporation Retirement Savings Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                           Mellon Bank Corporation Retirement
                                           Savings Plan


                                       By: /s/ STEVEN G. ELLIOTT
                                           -----------------------------
                                           Steven G. Elliott
                                           Chief Financial Officer of Mellon
                                           Bank Corporation & Member of the
                                           Corporate Benefits Committee


Date:  June 24, 1994